Exhibit 23(m)(3)

THE CNL FUNDS

DISTRIBUTION PLAN

(CLASS C SHARES)

(Effective May 24, 2007)

SECTION 1. The CNL Funds (the “Trust”) on behalf of each of its series portfolios set forth in Schedule A to this plan (each a “Fund” and together, the “Funds”), may act as a distributor of the Class C Shares of each Fund (the “Shares”) of which the Trust is the issuer, pursuant to Rule 12b-1 under the Investment Company Act of 1940 (the “1940 Act”), according to the terms of this Plan (the “Plan”).

SECTION 2. The Trust may incur expenses pursuant to this Plan on behalf of a Fund at the applicable annual rate set forth on Schedule A under “Per Annum Fee” of the average daily net assets of the Fund attributable to the Shares. Such expenses shall be subject to any applicable limitations imposed from time to time by the applicable rules of NASD Inc. (“NASD”).

SECTION 3. The Trust may expend amounts under this Plan to finance distribution-related services for the Shares of each Fund (“Distribution Fee”). Distribution-related services shall mean any activity which is primarily intended to result in the sale of the Shares, including, but not limited to, organizing and conducting sales seminars, implementing advertising programs, engaging finders and paying finders fees, printing prospectuses and statements of additional information (and supplements thereto) and annual and semi-annual reports for other than existing shareholders, preparing and distributing advertising material and sales literature, making supplemental payments to dealers and other institutions as asset-based sales charges, and administering this Plan.

The Trust has selected the distributor named in the Trust’s registration statement on Form N-1A (the “Distributor”) to provide distribution-related services on behalf of and for the Shares of each Fund. The Distributor may provide such distribution-related services either directly or through third parties.

SECTION 4. The Trust may also expend amounts under this Plan to finance payments of service fees under arrangements for personal continuing shareholder services (“Service Fee”). Personal continuing shareholder services may include, but shall not be limited to, the following: (i) distributing sales literature to customers; (ii) answering routine customer inquiries concerning the Trust, the Funds and the Shares; (iii) assisting customers in changing dividend options, account designations and addresses, and in enrolling in any of several retirement plans offered in connection with the purchase of Shares; (iv) assisting customers in the establishment and maintenance of customer accounts and records, and in the placement of purchase and redemption transactions; (v) assisting customers in investing dividends and capital gains distributions automatically in Shares; and (vi) providing such other information and services as the Trust or the customer may reasonably request.

The Distributor may implement these arrangements either directly or through third parties.

SECTION 5. All amounts expended pursuant to this Plan shall be paid to the Distributor pursuant to the related agreement to this Plan attached hereto as Exhibit A and are the legal obligation of the Trust and not of the Distributor.

No provision of this Plan shall be interpreted to prohibit any payments by the Trust with respect to the Shares of a Fund during periods when the Trust has suspended or otherwise limited sales of such Shares. Further, no provision of this Plan shall be interpreted to prohibit or limit any payments by the Trust for services not covered by this Plan, including, without limitation, sub-transfer agency services, sub-accounting services or administrative services.

SECTION 6. The Distributor shall provide to the Trust’s Board of Trustees (the “Board”) and the Board shall review, at least quarterly, a written report of the amounts expended under this Plan and the purposes for which such expenditures were made.

SECTION 7. This Plan and any agreement related to this Plan shall become effective immediately, with respect to any Fund, upon the receipt by the Trust of both (a) the affirmative vote of a majority of the Board, and (b) the affirmative vote of a majority of those Trustees of the Trust (“Trustees”) who are not “interested persons” of the Trust (as defined in the 1940 Act) and have no direct or indirect financial interest in the operation of this Plan or any agreements related to it (the “Independent Trustees”), cast in person at a meeting called for the purpose of voting on this Plan or such agreement.

SECTION 8. Any material amendments to this Plan must be approved, with respect to any Fund, by both (a) the affirmative vote of a majority of the Board, and (b) the affirmative vote of a majority of the Independent Trustees, cast in person at a meeting called for the purpose of voting on the amendment. In addition, this Plan may not be amended with respect to the Shares of any Fund to increase materially the amount to be spent for distribution provided for in Section 2 hereof unless such amendment is approved by a “majority of the outstanding voting securities” (as defined in the 1940 Act) of the Shares of such Fund.

SECTION 9. Unless sooner terminated pursuant to Section 10, this Plan and any related agreement shall continue in effect for the Shares of each Fund until                     , 2007 and thereafter each shall continue in effect so long as such continuance is specifically approved, at least annually, in the manner provided for approval of this Plan in Section 7.

SECTION 10. This Plan may be terminated with respect to the Shares of any Fund at any time by vote of a majority of the Independent Trustees, or by vote of a majority of the outstanding Shares of such Fund. If this Plan is terminated with respect to a Fund, the obligation of the Trust to make payments pursuant to this Plan with respect to such Fund will also cease and the Trust will not be required to make any payments with respect to such Fund beyond the termination date.

SECTION 11. Any agreement related to this Plan shall be made in writing, and shall provide:

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(a) that such agreement may be terminated at any time, with respect to the Shares of any Fund, without payment of any penalty, by vote of a majority of the Independent Trustees or by a vote of the outstanding Shares of such Fund, on not more than sixty (60) days’ written notice to any other party to the agreement; and

(b) that such agreement shall terminate automatically in the event of its assignment.

SCHEDULE A

The Trust shall pay the Distributor as full compensation for all services rendered and all facilities furnished under the Distribution Plan for the Class C Shares of each Fund designated below, a fee determined by applying the annual rates set forth below as to the Class C Shares of each Fund to the average daily net assets of the Class C Shares of the Fund for the plan year. Average daily net assets shall be computed in a manner used for the determination of the offering price of the Class C Shares of the Fund.

Fund	Per Annum Fee
CNL Global Real Estate Fund	0.25% - Service Fee 0.75% - Distribution Fee